Exhibit 99.1

NaaS Technology Inc. Announces Results of Extraordinary General Meeting on April 29, 2026

BEIJING, April 30, 2026 /PRNewswire/ – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S.-listed EV charging service company in China, is pleased to announce that at its extraordinary general meeting of shareholders held in Langfang, Hebei Province on April 29, 2026, shareholders of the Company approved each of the two proposed resolutions set out in the notice of extraordinary general meeting (the “Meeting Notice”), namely, (A) an ordinary resolution to amend the authorized share capital of the Company from US$52,000 to US$369,200, such that following the amendment, the authorized and issued share capital of the Company shall be US$369,200, divided into 369,200,000,000 shares comprising (i) 365,300,000,000 Class A ordinary shares of a par value of US$0.000001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.000001 each, (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.000001 each, (iv) 16,000,000 Class D ordinary shares of a par value of US$0.000001 each, and (v) 2,184,000,000 shares as such class or series (however designated) as the directors of the Company may determine in accordance with the Company’s memorandum and articles of association in effect, and (B) an ordinary resolution to authorize the Company’s directors, officers and agents to carry out the foregoing. The Meeting Notice had been furnished on April 2, 2026 to the Securities and Exchange Commission under cover of a Form 6-K and timely disseminated to shareholders and holders of the Company’s American depositary shares prior to the meeting.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company is one of the leading providers of new energy asset operation services. The Company utilizes advanced technology to intelligently match charging supply with demand, offering electric vehicle users a seamless, efficient, and smart charging experience. Furthermore, NaaS empowers charging stations and charging station operators to optimize their operations, driving greater efficiency and enhancing profitability.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com